Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 2, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 10, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purpose of this Supplement is to describe the Company’s Investor Incentive Program.
Investor Incentive Program
Each investor subscribing for Class T shares, Class S shares, Class D shares and Class I shares of the Company in this offering whose subscription is accepted by the Company beginning October 1, 2026 through March 1, 2027 (the “Incentive Period”) will receive an additional percentage of the investor’s subscription amount in shares (such amount, the “Bonus Shares”) issued by the Company (the “Investor Incentive Program”) as follows: (a) an investor subscribing for shares with a subscription date beginning October 1, 2026 through December 1, 2026 will receive Bonus Shares equal to 5% of the investor’s subscription amount (excluding upfront commissions) and (b) an investor subscribing for shares with a subscription date beginning January 1, 2027 through March 1, 2027 will receive Bonus Shares equal to 3% of the investor’s subscription amount (excluding upfront commissions), subject in each case to the Adviser’s right to amend, extend or terminate the Investor Incentive Program at any time. Notwithstanding the Incentive Period described above, each investor whose subscription for Class T shares, Class S shares, Class D shares or Class I shares was accepted by the Company on September 1, 2026, will be offered the opportunity to participate in the Investor Incentive Program and receive Bonus Shares equal to 5% of such investor’s subscription amount (excluding upfront commissions). The Adviser or its affiliates will contribute the full purchase price for the Bonus Shares to the Company from its own assets and at no additional cost to the investor, and neither the Company nor its stockholders will fund the purchase price of the Bonus Shares. The Bonus Shares issued will be the same class of shares purchased by the investor. For example, if an investor subscribes for $25,000 in Class T shares at a purchase price of $25.00 per share (y) during the period from October 1, 2026 through December 1, 2026, the investor will receive a total of 1,050 Class T shares pursuant to the Investor Incentive Program (i.e., 1,000 Class T shares related to the investor’s subscription and 50 Class T Bonus Shares) and (z) during the period from January 1, 2027 through March 1, 2027, the investor will receive a total of 1,030 Class T shares pursuant to the Investor Incentive Program (i.e., 1,000 Class T shares related to the investor’s subscription and 30 Class T Bonus Shares). Each eligible investor subscribing in this offering, except as set forth below with respect to Class E shares, will be eligible to receive Bonus Shares during the Incentive Period.
Unless otherwise extended by the Adviser, the Investor Incentive Program will terminate after the Incentive Period, and investors participating in the offering after such date will not receive any Bonus Shares. The Adviser reserves the right to amend, extend or terminate the Investor Incentive Program at any time.
All Bonus Shares will have the same rights as other shares in all respects and will be credited to the investor’s account as of the relevant subscription date. Shares, including Bonus Shares, may be submitted for repurchase subject to the same terms as other shares pursuant to the share repurchase plan. Class T, Class S and Class D Bonus Shares will bear stockholder servicing fees as described in the Prospectus but will not be subject to upfront selling commissions and dealer manager fees.
Eligible investors are advised to consult their tax advisors regarding the federal, state, local and non-U.S. tax consequences of all aspects of participation in the Investor Incentive Program, including the appropriate tax treatment of the receipt of Bonus Shares and distributions with respect to such shares under U.S. federal income tax laws.
Class E shares are generally available for purchase in our offering by (1) our executive officers and directors and their immediate family members, (2) officers, directors and employees of the Sponsor, the Adviser or their affiliates and (3) Other Invesco Accounts. Because Class E shares are generally available only to these certain persons and accounts, investors subscribing for Class E shares during the Incentive Period will not be eligible to participate in the Investor Incentive Program.